# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C204
Title of class of securities: Class C common stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 85,181,445; shared voting power 0; sole dispositive power 85,181,445; shared dispositive power 0; aggregate amount beneficially owned 85,181,445 (41.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class C common stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment: Explanatory Note: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on January 30, 2025, as amended by Amendment No. 1 to the Schedule 13D filed on September 16, 2025 and Amendment No. 2 to the Schedule 13D filed on April 3, 2026 (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 3.

BPM has been delegated authority to file this Schedule 13D with respect to the 84,169,022 shares of Class C Common Stock beneficially owned by the GIP Entities.

Certain of BlackRock's Advisory Subsidiaries in their capacity as investment advisers to certain client accounts, held beneficial ownership of shares of Class C Common Stock. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries. As of the date hereof, BPM has been delegated authority to file this Schedule 13D with respect to the 1,012,423 shares of Class C Common Stock (the "Reporting Advisory Shares") beneficially owned by the Reporting Advisory Subsidiaries as of April 29, 2026, which was acquired for an aggregate purchase price of approximately $26,837,528. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Class A Conversion

As previously disclosed in Amendment No. 2 to this Schedule 13D, On April 29, 2026, the Issuer filed the Charter Amendment, pursuant to which each share of Class A Common Stock issued and outstanding as of April 29, 2026 will be converted into one share of Class C Common Stock pursuant to the Charter Amendment. Pursuant to the Charter Amendment, an aggregate of 76,206 shares of Class A Common Stock beneficially owned by BPM are being converted into an equivalent number of shares of Class C Common Stock. The Class A Conversion automatically converted at 12:01 a.m., Eastern Time, on May 1, 2026 (the "Class A Conversion Time").

Voting Trust Agreement

On April 29, 2026, Clearway Energy Group and the Voting Trustee entered into the Voting Trust Agreement. The final terms of the Voting Trust Agreement were modified since the filing of Amendment No. 2 to this Schedule 13D to contain certain clarifying revisions to further ensure that the provisions related to the exchange of Class B Units for shares of Class C Common Stock under the Third Amended Exchange Agreement and the pledging by Clearway Energy Group of Voting Trust Shares as collateral operate in a manner consistent with the general intent of the Voting Trust Agreement -- namely, to provide that the Class A Conversion, the Charter Amendment, the creation of the Voting Trust and certain other transactions do not result in any disproportionate change in Clearway Energy Group's total relative voting power compared to the total relative voting power that Clearway Energy Group would have held in the absence of such transactions.

Pursuant to the terms of the Voting Trust Agreement, Clearway Energy Group, at the Class A Conversion Time, deposited into the Voting Trust a number of shares (the "Voting Trust Shares") of Class B Common Stock equal to the number of shares necessary to cause the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately following the Class A Conversion to equal the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately prior to the Class A Conversion. Based on the number of outstanding shares of each class of common stock on April 29, 2026, the number of Voting Trust Shares deposited into the Voting Trust at the Class A Conversion Time was 41,678,637 shares of Class B Common Stock. Under the Voting Trust Agreement, on any matter presented to the Company's stockholders for a vote, the Voting Trustee will be required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Company (including Clearway Energy Group with respect to any shares not held in the Voting Trust).

Limited Liability Company Agreement

In connection with the Class A Conversion, effective as of the Class A Conversion Time, the Issuer and Clearway Energy Group amended and restated the Fourth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC, a direct subsidiary of the Issuer, by entering into a Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (the "Amended Clearway LLC Agreement"). Under the Amended Clearway LLC Agreement, each outstanding Class A Unit of Clearway Energy LLC converts into one Class C Unit of Clearway Energy LLC, effective as of the Class A Conversion Time.

The foregoing descriptions of the Voting Trust Agreement and form of Amended Clearway LLC Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information in Items 3, 4 and 6 of the Schedule 13D is incorporated herein by reference.

The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class C Common Stock.

Calculation of beneficial ownership set forth herein is based on 205,267,917 shares of Class C Common Stock outstanding as of April 29, 2026 calculated as follows: 121,168,025 shares of Class C Common Stock issued and outstanding as of April 29, 2026, as disclosed in the Issuer's Form 8-A/A filed with the SEC on April 29, 2026 after giving effect to the Class A Conversion, 42,738,750 Class B Units and 41,361,142 Class D Units beneficially owned by the GIP Entities as of April 29, 2026, each of which is exchangeable at any time for shares of Class C Common Stock on a one-for-one basis, respectively. The beneficial ownership reported herein gives effect to the Class A Conversion that became effective on May 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by Clearway Energy Group and the Reporting Business Units in the Class C Common Stock since the filing of Amendment No. 2 on April 3, 2026. The transactions in the Class C Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein. Except as set forth in this Schedule 13D and Annex B, there have been no transactions in Class C Common Stock since the filing of Amendment No. 2 on April 3, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Items 3, 4 and 5 of the Schedule 13D is incorporated herein by reference.

Accounts managed by the Reporting Business Units have entered into Short Positions with respect to 19,611 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock, as of April 29, 2026). The Short Positions provide the Reporting Business Units with economic results that are opposite to the economic results of ownership. The lenders of the Short Positions are unaffiliated third-party financial institutions. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Positions.

Additionally, accounts managed by the Reporting Business Units have entered into Long Derivative Agreements in the form of cash-settled swaps with respect to 38,497 shares of Class C Common Stock (after giving effect to the Class A Conversion) (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock as of April 29, 2026). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class C Common Stock that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into Short Derivative Agreements in the form of cash-settled swaps with respect to 6,847 shares of Class C Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Class C Common Stock as of April 29, 2026). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class C Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class C Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 99.B: Amended and restated Annex B (filed herewith)

Exhibit 16: Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Issuer's Form 8-A/A filed on April 29, 2026).

Exhibit 17: Form of Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-A/A filed on April 29, 2026).

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth/Attorney-in-Fact (05/01/2026)